September 15, 2006
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	DWS Dreman Value IncomEdge Fund, Inc.
(the “Registrant”)

To the Commission:
     On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-2 for filing pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 (File No. 811-21949).
     Please direct all of your comments and/or questions regarding this filing to Byron D. Hittle at (312) 609-7678 or Deborah B. Eades at (312) 609-7661.

Very truly yours,

/s/ Joseph M. Mannon

Joseph M. Mannon
JMM/sfs
Enclosure

cc:	Deborah B. Eades, Esq. Byron D. Hittle, Esq.